Exhibit 1.01
Airgas, Inc.
Conflict Minerals Report for Calendar Year 2014

I.	INTRODUCTION
Airgas, Inc., together with its subsidiaries (referred to hereinafter as “Airgas,” the “Company,” “our” or “we”) became a publicly-traded company on the New York Stock Exchange in 1986. Through a combination of organic growth initiatives and acquisitions in both its core and adjacent lines of business, the Company has become one of the nation’s leading suppliers of industrial, medical and specialty gases, and hardgoods. Airgas is also a leading U.S. producer of atmospheric gases, carbon dioxide, dry ice and nitrous oxide, one of the largest U.S. suppliers of safety products, and a leading U.S. supplier of refrigerants, ammonia products and process chemicals.
For purposes of this Conflict Minerals Report:

•	The “Reporting Period” is defined as the period from January 1 to December 31, 2014.

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Airgas considered the specific products that it manufactured or contracted to be manufactured and delivered to its customers during the Reporting Period as “completed.” Therefore, in connection with this Conflict Minerals Report, the term “Completed Products” refers to the specific products that Airgas manufactured or contracted to be manufactured and delivered to its customers during the Reporting Period.

•	“Covered Country” is defined as the Democratic Republic of Congo or an adjoining country (collectively, a “Covered Country”).

•	“Necessary” and “conflict minerals” are used as those terms are defined by the Securities and Exchange Commission.

•	“OECD” refers to the Organization for Economic Cooperation and Development.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY (“RCOI”)
OECD Step 1: Establish Strong Company Management Systems
Airgas has adopted a conflict minerals policy (our “Policy on Conflict Minerals”) and related procedures focused on Airgas’ commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as Airgas’ disclosure obligations related to conflict minerals. These policies and related procedures have guided Airgas’ development of internal systems, supply chain due diligence efforts and, ultimately, Airgas’ RCOI conducted in connection with this Conflict Minerals Report.
Beginning in 2013 and continuing throughout 2014, Airgas’ conflict minerals efforts were designed to identify Airgas’ manufactured (or contracted to be manufactured) products, obtain transparency into its product supply chain for such products and, more generally, to achieve engagement from its suppliers concerning conflict minerals issues. Specific steps in the establishment of the Company’s internal management systems around its supply chain include the following:

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We have adopted a Policy on Conflict Minerals, which describes the Company’s commitment regarding responsible sourcing and the standards by which our supply chain due diligence is conducted. Our Policy on Conflict Minerals is publicly available at www.airgas.com/company/corporate-responsibility.

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We have an internal team in place to support supply chain transparency efforts that is comprised of representatives from Airgas’ operational, legal and supply chain functions, as well as external advisers with conflict minerals expertise.

•	We have evaluated the Securities and Exchange Commission’s regulations around conflict minerals and have implemented procedures to support compliance with these regulations.

•	We have maintained active membership in the Manufacturers Alliance for Productivity and Innovation (“MAPI”) to keep up-to-date on industry “best practices” for conflict minerals regulatory compliance.

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We have engaged an external provider to assist in establishing a system of determining the sources of conflict minerals in our Completed Products, and to assist in implementing measures to strengthen our engagement with our suppliers.

OECD Step 2: Identify and Assess Risks in the Supply Chain
For purposes of Airgas’ identification and assessment of risks in its supply chain regarding conflict minerals, Airgas identified its suppliers that delivered products, materials, or supplies to the Company during the Reporting Period. After identifying the specific products completed during the Reporting Period that contained conflict minerals, the Company conducted an RCOI regarding conflict minerals that (i) Airgas identified as necessary to the functionality or the production of its manufactured (or contracted to be manufactured) products, and (ii) were subject to review during the Reporting Period. The specific goal of Airgas’ RCOI for the Reporting Period was to determine whether there was reason to believe that the conflict minerals in its relevant products may have originated in a Covered Country. In part, Airgas’ RCOI process included the following steps:

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Conducting, in conjunction with an external provider, a survey of Airgas’ suppliers to obtain information about the presence and origin of conflict minerals contained in the products they supply to Airgas;

•	Compiling completed surveys and other supplier communications into Company-accessible databases;

•	Communicating diligently with suppliers that did not timely respond to surveys or provided incomplete surveys; and

•	Analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions.
Airgas believes it reasonably designed its inquiry given available resources and taking into account factors such as company size, products and relationships with suppliers, and performed this inquiry in good faith. This RCOI was not intended to establish the truth or accuracy of information provided, and supplier representations in response to the inquiries, such as the one undertaken by Airgas, may not always be reliable. Furthermore, suppliers who failed to respond to Airgas’ inquiries before the reporting date may subsequently provide information that will cause Airgas to perform additional inquiries regarding materials supplied to Airgas for future years.
Based on the results of Airgas’ RCOI, Airgas determined that, with respect to the necessary conflict minerals in its Completed Products (except for the products discussed in the subsequent paragraph), Airgas has no reason to believe that its necessary conflict minerals may have originated in a Covered Country. Accordingly, due diligence for these Completed Products as prescribed by Rule 13p-1 is not required.
However, for sixteen components sourced from eight suppliers and contained in fourteen products sold to fourteen customers, the Company determined that necessary conflict minerals contained in these components may have originated in a Covered Country. The Company reached these determinations after analysis of company-level, as opposed to product-specific, supplier responses. The implication of a company-level response from a supplier is that although some of a supplier’s products may contain conflict minerals sourced from a Covered Country, we are unable to determine whether any of the specific products we source from such a supplier contain conflict minerals sourced from a Covered Country. As a result of these determinations, the Company proceeded to conduct due diligence on the source and chain of custody of the necessary conflict minerals contained in these sixteen components (the “Diligence Products”).

III.	DUE DILIGENCE
Due Diligence Design
Our conflict minerals due diligence process for the Diligence Products were based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).
Due Diligence Measures Performed
OECD Step 3: Design and Implement a Strategy to Respond to Identified Risks
As stated above, the Company determined that the necessary conflict minerals contained in sixteen components may have originated in a Covered Country. The Company exercised due diligence on the source and chain of custody of the conflict minerals believed to be contained in the Diligence Products, as required by Rule 13-p1.

Specifically, the Company, through its external provider and supplier inquiries, attempted to discern further details regarding the Diligence Products, including: (1) the facilities used to process the necessary conflict minerals; (2) the countries of origin of the necessary conflict minerals; and (3) the mine or location of origin of the necessary conflict minerals. The results of these efforts related to the Company’s supply chain risk management findings, which the Company deemed inconclusive, were regularly reported to our internal conflict minerals team, which includes some members of senior management.
OECD Step 4: Carry Out Independent Third-Party Audit of Smelters/Refiner’s Due Diligence Practices
This step is not applicable for the Reporting Period.
OECD Step 5: Report Annually on Supply Chain Due Diligence
Based on the Company’s due diligence, the following smelters or refiners (“SORs”) may process the necessary conflict minerals that may be included in the Diligence Products:
Tin

•	PT Pelat Timah Nusantara Tbk

•	China Tin Group Co., Ltd.
Tungsten

•	H.C. Starck GmbH

•	Wolfram Company CJSC
Countries of origin for the conflict minerals produced by these SORs are believed to include Rwanda, Burundi and the Democratic Republic of Congo.
Future Measures
We have established a program to evaluate our supplier relationships that is based on the principles outlined in our Policy on Conflict Minerals and helps mitigate the risk that any necessary conflict minerals contained in the Diligence Products benefit armed groups in a Covered Country.  We are committed to continuously improving our supply chain due diligence efforts by continuing to assess the presence of conflict minerals in our supply chain, and continuing to compare RCOI results to information collected through independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.
Additional Information
Additional information concerning Airgas’ conflict minerals policies, as well as a copy of the information contained in this Conflict Minerals Report, can be found under “Corporate Responsibility” on the Airgas website, www.airgas.com.

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